Audited Financial Statements

                       High Speed Net Solutions, Inc.
                        (A Development Stage Company)

                   Years ended December 31, 1999 and 1998
                     with Report of Independent Auditors

                       High Speed Net Solutions, Inc.
                        (A Development Stage Company)

                        Audited Financial Statements

                   Years ended December 31, 1999 and 1998



                                  Contents

Report of Independent Auditors                                1

Audited Financial Statements

Balance Sheets                                                2
Statements of Operations                                      3
Statements of Stockholders' Equity (Deficit)                  4
Statements of Cash Flows                                      6
Notes to Financial Statements                                 8

                       Report of Independent Auditors

The Board of Directors and Shareholders
High Speed Net Solutions, Inc.

We have audited the accompanying balance sheets of High Speed Net Solutions, Inc. (a development stage company) as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1999 and 1998 and for the period from January 2, 1998 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Speed Net Solutions, Inc. (a development stage company) at December 31, 1999 and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 and for the period from January 2, 1998 (inception) to December 31, 1999 in conformity with accounting principles generally accepted in the Unites States.

The accompanying financial statements have been prepared assuming that High Speed Net Solutions, Inc. (a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since inception and will require additional capital in 2000 to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.


/s/ ERNST & YOUNG LLP
February 15, 2000
Raleigh, North Carolina

                       High Speed Net Solutions, Inc.
                        (A Development Stage Company)

                               Balance Sheets



                                                        December 31
                                                     1998         1999
Assets
Current assets:
Cash and cash equivalents                             $18,609     $248,740
Accounts receivable                                     7,559            -
                                                   ----------  -----------
Total current assets                                   26,168      248,740

Furniture and equipment, net                                -        3,720
Investment in common stock of related party                 -    1,894,127
Prepaid royalties                                           -    4,528,125
Licensing rights, less accumulated amortization
of $8,610 and $25,830 in 1998 and 1999                 68,890       43,060
                                                   ----------  -----------
Total assets                                          $95,058   $6,717,772
                                                   ==========  ===========

Liabilities and stockholders' equity (deficit)
Payables to related parties                          $295,558     $589,815
Accounts payable and accrued expenses                   8,457       99,876
Loss contingency accrual                                    -      800,000
                                                  -----------  -----------
Total current liabilities                             304,015    1,489,691

Stockholders' equity (deficit):
Preferred stock, $0.001 par value; 5,000,000
shares authorized, no shares issued and
outstanding                                                 -            -
Common stock, $.001 par value, authorized
50,000,000 shares; issued and outstanding
16,601,700 and 21,062,149 shares                       16,602       21,062
Additional paid-in capital                          1,642,866   17,272,820
Deficit accumulated during the development stage  (1,640,806) (11,838,182)
Treasury stock, at cost (38,500 shares)             (227,619)    (227,619)
                                                  ----------- ------------
Total stockholders' equity (deficit)                (208,957)    5,228,081
                                                  ----------- ------------
                                                      $95,058   $6,717,772
                                                  =========== ============

See accompanying notes.

                       High Speed Net Solutions, Inc.
                        (A Development Stage Company)

                          Statements of Operations


                                                               Period from
                                                                January 2,
                                                                   1998
                                                               (inception)
                                   Year  ended December 31     to December
                                                                    31
                                     1998           1999           1999
Selling, general and                  $374,841     $7,541,627     $7,916,468
administrative expenses
Interest expense                             -      2,655,749      2,655,749
                                  ------------  -------------  -------------
Loss from continuing operations      (374,841)   (10,197,376)   (10,572,217)
Discontinued operations (Note
1):
 Loss from discontinued                                     -
operations                         (1,265,965)                   (1,265,965)
                                 -------------  -------------- -------------
Net loss                          $(1,640,806)  $(10,197,376)  $(11,838,182)
                                ============== ==============  =============
Per share amounts (basic and
diluted):
Loss from continuing operations        $(0.03)        $(0.54)        $(0.74)
                                ==============  =============  =============
Loss from discontinued
operations                             $(0.11)             $-        $(0.09)
                                ==============  =============  =============
Net loss                               $(0.14)        $(0.54)        $(0.83)
                                =============   =============   ============
Weighted average shares
outstanding                         11,848,867     19,030,492     14,274,778
                               ===============  =============  =============

See accompanying notes.


                       High Speed Net Solutions, Inc.
                        (A Development Stage Company)

                Statements of Stockholders' Equity (Deficit)

                                            Date of         Common Stock
                                          Transaction     Shares      Par
                                                                     Value

Balance at January 2, 1998 (inception)
reflecting the recapitalization of the                    9,275,000   $9,275
Company
Founders shares issued for no                 Jan.1998          100        -
consideration
Shareholders capital contributions               June-            -        -
                                              July1998
Common stock issued to acquire net
assets of Marketers World, Inc.               Aug.1998    1,000,000    1,000
Common stock sold for cash at $0.08 per      Sept.1998    3,766,600    3,767
share
Common stock issued for payment of debt
to a shareholder at $0.10 per share          Sept.1998    1,550,000    1,550
Treasury stock acquired for cash                                  -        -
Common stock issued to acquire licensing
rights at $0.10 per share (Note 5)           Sept.1998      775,000      775
Common stock issued for services at
$0.10 per share (Note 8)                     Sept.1998      765,000      765
Net loss for the year ended December 31,                          -        -
1998
Cancellation of compensatory stock           Sept.1998    (530,000)    (530)
                                                         ----------   ------
Balance at December 31, 1998                             16,601,700   16,602
Compensation expense related to grant of
stock option to purchase 1,000,000
shares at no exercise price  (Note 8)         Feb.1999            -        -
Common stock sold for cash at $1.08 per
share                                       March 1999      118,188      118
Common stock sold for cash at $1.00 per
share                                       April 1999      220,000      220
Compensation expense related to grant of
options to purchase 825,000 shares at
$.01 per share (Note 8)                       May 1999            -        -
Common stock issued for investment in
related party at $2.25 per share (Note
8)                                            May 1999      795,001      795
Common stock issued for services at
$1.53 per share (Note 8)                      July1999       85,500       85
Common stock issued for advance royalty
payment at $1.52 per share (Note 4)           July1999    1,500,000    1,500
Common stock issued in exchange for
convertible debentures at $0.55 per
share                                         Aug.1999    4,852,860    4,853
Beneficial conversion feature related to
convertible debt (Note 6)                     Aug.1999            -        -
Common stock canceled in connection with
merger between High Speed Net Solutions,
Inc. and Marketers World, Inc. in August
1998 (Note 8)                                 Aug.1999  (5,161,100)  (5,161)
Cancellation of compensatory stock            Aug.1999     (25,000)     (25)
Stock option exercises                        Aug.1999    1,825,000    1,825
Common stock issued in conjunction with
subscription agreement, 250,000 shares
at $1.00 per share (Note 8)                   Aug.1999      250,000      250
Compensation expense related to grant of
option to purchase 240,000 shares at
$.01 per share (Note 8)                      Sept.1999            -        -
Net loss for the year ended December 31,
1999                                                              -        -
                                                        -----------  -------
Balance at December 31, 1999                             21,062,149  $21,062
                                                        ===========  =======

                            Deficit
                           Accumula
                              ted
                             During
                              the
          Paid-in         Development    Treasury
          Capital             Stage        Stock          Total
          $(9,275)             $-           $-            $-
                 -              -            -             -
         1,091,648              -            -     1,091,648
           (1,000)              -            -             -
           313,233              -            -       317,000

           148,270              -            -       149,820
                 -              -    (227,619)     (227,619)
            76,725              -            -        77,500

            75,735              -            -        76,500
                 -    (1,640,806)            -   (1,640,806)
          (52,470)              -            -      (53,000)
  ----------------  -------------  -----------  ------------
         1,642,866    (1,640,806)    (227,619)     (208,957)

         2,000,000              -            -     2,000,000
           127,382              -            -       127,500
           219,780              -            -       220,000

         1,640,000              -            -     1,640,000
         1,791,332              -            -     1,792,127

           130,729              -            -       130,814
         2,276,625              -            -     2,278,125


         2,650,896              -            -     2,655,749
         2,655,749              -            -     2,655,749


             5,161              -            -             -
          (38,225)              -            -      (38,250)
           (1,825)              -            -             -

         1,094,750              -            -     1,095,000

         1,077,600              -            -     1,077,600
                 -   (10,197,376)            -  (10,197,376)
   ---------------  -------------  -----------  ------------
       $17,272,820  $(11,838,182)   $(227,619)    $5,228,081
  ================  =============  ===========  ============

See accompanying notes.

                       High Speed Net Solutions, Inc.
                        (A Development Stage Company)

                          Statements of Cash Flows

                                                               Period from
                                                                January 2,
                                                                   1998
                                                               (inception)
                                                               to December
                                     Year ended December 31         31
                                      1998          1999           1999
Operating activities
Loss from continuing operations     $(374,841)  $(10,197,376)  $(10,572,217)
Adjustments to reconcile net loss
to net cash used in operating
activities:
Loss on disposal of equipment           36,858              -              -
Non cash compensation and
consulting charges relating to
stock awards and stock
subscriptions                                -      5,698,038      5,698,038
Depreciation and amortization           21,900         26,162         48,062
Common stock issued for services        23,500         92,564        116,064
Interest expense relating to
beneficial conversion feature of
convertible debt                             -      2,655,749      2,655,749
Changes in operating assets and
liabilities:
Prepaid royalties                            -       (60,000)       (60,000)
Accounts receivable                    (7,559)          7,559              -
Accounts payable and accrued
expenses                                 8,457         91,419         99,876
Loss contingency                             -        800,000        800,000
                                   -----------   ------------  -------------
Net cash used in operating
activities from continuing
operations                           (291,685)      (885,885)    (1,177,570)
Net cash used in discontinued
operations                         (1,265,965)              -    (1,265,965)
                                   -----------  -------------   ------------
Total net cash used in operating
activities                         (1,557,650)      (885,885)    (2,443,535)

Investing activities
Capital expenditures                  (50,148)        (4,052)       (54,200)
Cash investment in related party             -      (102,000)      (102,000)
                                   -----------    -----------   ------------
Net cash used in investing
activities                            (50,148)      (106,052)      (156,200)

Financing activities
Proceeds from sale of common
stock                                  317,000        242,062        559,062
Shareholder capital contributions    1,091,648              -      1,091,648
Advances from stockholders             445,378        430,852        876,230
Repayments to stockholders                   -        (9,486)        (9,486)
Proceeds from issuance of
convertible debentures                       -        558,640        558,640
Purchase of treasury stock           (227,619)              -      (227,619)
                                   -----------  -------------  -------------
Net cash provided by financing
activities                           1,626,407      1,222,068      2,848,475
                                    ----------   ------------   ------------
Net increase in cash and cash
equivalents                             18,609        230,131        248,740
Cash and cash equivalents at
beginning of period                          -         18,609              -
                                   -----------  -------------   ------------
Cash and cash equivalents at end       $18,609       $248,740       $248,740
of period
                                   ===========   ============    ===========

                       High Speed Net Solutions, Inc.
                        (A Development Stage Company)

                    Statements of Cash Flows (continued)



                                                                 Period from
                                                                 January 2,
                                                                    1998
                                                                 (inception)
                                           Year ended December   to December
                                                   31                31
                                            1998        1999        1999
Noncash investing and financing
activities
Common shares issued for investment in
related party                                    $-  $1,792,127   $1,792,127
                                          =========   =========   ==========
Common stock issued in exchange for
convertible debentures                           $-  $2,665,749   $2,665,749
                                          =========   =========   ==========
Common stock issued for prepaid                  $-  $2,278,125   $2,278,125
royalties
                                          =========   =========   ==========
Debentures issued for shareholder
advances on behalf of company                    $-  $2,097,109   $2,097,109
                                          =========   =========   ==========
Common stock issued for licensing rights    $77,500          $-      $77,500
                                          =========   =========   ==========
Common stock issued for payment of debt
to stockholder                             $149,820          $-     $149,000
                                          =========   =========   ==========

See accompanying notes.

1.  Business, Organization and Development Stage Company

High Speed Net Solutions, Inc. ("the Company" or "HSNS") was incorporated in 1984 and was inactive until it merged with Marketers World, Inc. ("MWI") on August 24, 1998. Prior to the merger, HSNS was a non-operating public shell and MWI was a private operating company. In legal form, this merger was effected by HSNS issuing its shares in exchange for the net assets of MWI. Total outstanding shares of HSNS common stock subsequent to the merger were 10,275,000, which consisted of the 1,000,000 shares outstanding prior to the merger and the 9,275,000 shares issued to acquire the net assets of MWI. At the time of the merger, HSNS had no assets or liabilities, and accordingly, the transaction was accounted for as a recapitalization of HSNS, and the outstanding shares are recorded accordingly.

MWI was incorporated in January 1998 and its planned principal operations were to lease computer systems to businesses and to distribute Internet oriented products and perform related services. During 1998, MWI was not able to execute its planned activities, other than the sale of pilot products and services, and consequently ceased all operating activities in December 1998. MWI was subsequently legally dissolved in September 1999. Accordingly, the operating results of MWI have been presented as discontinued operations for the year ended December 31, 1998. Revenues of MWI during the year ended December 31, 1998 were approximately $1,335,300, the loss totaled $1,265,965. As of December 31, 1998, the Company had completed its disposal of the discontinued operations of MWI. There were no remaining assets or liabilities related to MWI at December 31, 1998. Results for the year ended December 31, 1999 represent solely the activity of HSNS which primarily related to raising capital and establishing strategic relationships. Since the Company has not yet commenced its planned principal operations and since MWI also never commenced its planned principal operations, the accompanying financial statements are presented as those of a development stage company.

In 1984, the Company was incorporated under the name EMN Enterprises, Inc. The Company was inactive from the time of its incorporation in 1984 until the time of the MWI transaction in 1998. In September 1998, in conjunction with the MWI merger, the Company changed its name to ZZAP.NET, Inc. and in January 1999 the name changed to High Speed Net Solutions, Inc.

In August 1999, Summus Ltd. ("Summus") acquired 51% of the outstanding common stock of the Company. Subsequently, Summus sold certain of the shares it acquired and at December 31, 1999, Summus owned 40.7% of the Company's outstanding common stock. The Company's operating and business strategy is dependent on the development of Summus' technology and products under the terms of various agreements between both parties. Summus is developing media compression and delivery software that the Company intends to use to deliver its services to its customers.

2. Basis of Presentation

The accompanying financial statements have been prepared on the basis that High Speed Net Solutions, Inc. will continue as a going concern. The Company has incurred operating losses since inception and has experienced negative cash flows and expects these losses and negative cash flow to continue into the foreseeable future. The Company's ability to continue operations as a going concern is predicated on its ability to continue to raise capital, including significant new capital in 2000, the successful completion of its operational plan and, ultimately, upon achieving profitable operations.

3. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Equipment and Furniture

Equipment and furniture is stated at cost. Depreciation, as recorded by MWI, was computed using the straight-line method over the estimated useful lives of the assets beginning when assets were placed in service. Depreciation expense amounted to $13,290 for the year ended December 31, 1998. Based on the discontinuance of MWI's operations in 1998, along with no future alternative use, the net book value of MWI's equipment and furniture at December 31, 1998, totaling $36,858, was written off.

<PAGE.

3. Significant Accounting Policies (continued)

Prepaid Royalties and Licensing Rights

Prepaid   royalties  represent  prepayments  made  to  Summus  under  various agreements further described in Note 4. As future revenues from services subject to the provisions of these agreements are earned, the prepaid royalties will be charged to royalty expense over the terms of the various agreements.

Licensing rights represent the cost of acquiring the right to license certain products developed by Summus. These costs are being amortized on a straight-line basis over the term of the related agreements, which was initially a three-year agreement. The term of the licensing agreement was extended to six years in January 2000 (see Note 4). At the time the new agreements become effective in 2000, the net book value of the capitalized license rights will be amortized in accordance with the terms of the new agreement.

Management continuously evaluates the future realization of the prepaid royalties and licensing rights and currently anticipates fully recovering these costs and, accordingly, no valuation adjustment has been recorded to date. The carrying value of the intangible assets is reviewed by management to determine if facts and circumstances exist which would suggest that the intangible asset may be impaired.

Cash and Cash Equivalents

Cash and cash equivalents consist of unrestricted cash accounts and highly liquid investments with an original maturity of three months or less when purchased.

Stock Based Compensation

The Company accounts for stock based compensation under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. In accordance with APB 25, the Company has valued employee stock awards and stock issued to employees for services performed based on the traded value of the Company's common stock, or its estimated fair value prior to it becoming traded, at the measurement date of the stock options and awards.

Income Taxes

Income taxes are accounted for using the liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (See Note 10).

Loss Per Share

Loss per share has been calculated in accordance with Statement of Financial Accounting Standards No. 128 "Earnings per Share." The Company has potential common stock equivalents related to its outstanding stock options. These potential common stock equivalents were not included in loss per share for all periods because the effect would have been antidilutive.

Investment in Common Stock of Related Party

Investment in common stock of related party represents the Company's 14.0% ownership interest in Summus (see Note 8). The Company accounts for its investment in Summus using the cost method. Under this method, the investment is recorded at its historical cost. Although the market value of this investment is not readily determinable, management believes its fair value is not less than its carrying amount.

Revenue Recognition

Revenue was recognized by MWI when products were shipped and services were performed. Operating activity for MWI has been presented as discontinued operation for the year ended December 31, 1998. To date, no revenues have been generated by HSNS.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new statement will have a significant effect on operations or the financial position of the Company.

Advertising

MWI   expensed  advertising  costs  as  incurred.   Advertising  expense  was
approximately $128,000 for the year ended December 31, 1998. To date, High Speed Net Solutions has not incurred any advertising expense.

4.   Prepaid Royalties

In February 1999, the Company entered into a Marketing and Licensing Agreement ("MLA") with Summus. As consideration for this agreement, the Company prepaid royalty payments to Summus. The amount of prepaid royalties consists of cash payments of $2,250,000 ($2,190,000 of which was made by a stockholder on behalf of the Company) and the issuance of 1,500,000 shares of the Company's common stock valued at $2,278,125, for a total aggregate value of $4,528,125. The value assigned to the 1,500,000 common shares was based on  the  traded  value  of the Company's common stock  on  the  date  of  the transaction. This amount is presented as a non-current asset in the accompanying balance sheet as of December 31, 1999.

The shareholder of the Company who made the cash payments to Summus on behalf of the Company controlled a trust which owned 8.2% of Summus Technologies, Inc. On August 16, 1999, Summus Technologies, Inc. and Summus, Ltd. merged (see Note 8). The Company recorded a payable to the shareholder which was subsequently offset by debentures issued to the shareholder (see Note 6).

In January 2000, the Company and Summus entered into a Master Agreement, which includes a Software License Agreement ("SLA"), a Software Maintenance Agreement ("SMA") and an Agency and a Revenue Sharing Agreement ("RSA") (collectively with the Master License Agreement, the "New Agreements"). The New Agreements entirely replace the MLA entered in February 1999.

The SLA gives the Company the right to license Summus' current and future products for digital content management solutions for rich media distribution. Additionally, the SLA gives the Company non-exclusive rights to distribute wavelet encoded content over the Internet or over private network environments for the purposes of advertising or content delivery. The Company will be credited for the $1.0 million upfront license fee due under the SLA from the prepayments made under the MLA. Upon the commencement of the SLA, this $1.0 million will be amortized on a straight-line basis over the six-year term of the SLA. The remaining amount of the Prepaid Royalties will be charged to royalty expense on a systematic basis, as revenues are earned, over the term of the agreement. The Company is also required to make ongoing payments equal to 10% of revenues generated from the use of the Summus' products, as defined in the agreement. The Company was granted a $1.0 million credit, from the prepayments made under the MLA, for such payments. The Company has been granted other rights under the SLA which are defined in the agreement. The SLA has a term of six years.

The RSA entitles the Company to receive 20% of all revenues that Summus receives from third party licenses of its products for rich media distribution. For all customers that the Company refers to Summus for technology licensing, consulting or other product or services sales, the Company will receive 15% of the first year revenue earned by Summus. The RSA also provides for revenue sharing with respect to sales to a potential customer by either the Company or Summus. Revenue earned from this customer in the first two years by either the Company or Summus will be shared equally between both parties. Beginning in the third year, 40% of revenue earned by the Company will be remitted to Summus decreasing to 20% in the final two years. Conversely, 40% of revenue earned by Summus in the third year and 20% of revenue earned by Summus in years four, five and six will be shared with the Company.

Under the new agreements discussed above, the Company is required to make annual payments to Summus for approximately $190,000 in return for software maintenance and upgrades. The payment for the first year beginning February 2000 has been waived. The Company will recognize the aggregate amount of the annual fees on a straight-line basis over the entire six-year term of the agreements.

5. Licensing Rights

In Septemer 1998, the Company issued 775,000 shares of its common stock, valued at $77,500 for all of the issued and outstanding common stock of Brad Richdale Direct, Inc. ("BRD"). The primary purpose of this transaction was to obtain certain licensing and marketing rights held by BRD for certain products to be developed by Summus. Since BRD had nominal assets and operations, this transaction was accounted for as an acquisition of licensing rights, rather than as a business combination. The value of this transaction was based on recent transactions in the Company's common stock on the date of the transaction, and has been recorded as an intangible asset in the accompanying balance sheet. Subsequent to this transaction, the Company has negotiated new terms and agreements with Summus relating to the licensing and marketing of certain products developed by Summus (see Note 4).

6. Convertible Debentures

During 1999, the Company issued $2,655,749 in convertible debentures (the "debentures") to officers, stockholders and third parties. These debentures were issued in exchange for both cash of $558,640 and in partial satisfaction of advances of $2,097,109 from a stockholder of the Company. The debentures were convertible into the Company's common stock at conversion prices ranging from $0.25 to $1.33 per share (all of which were substantially "in-the-money" at date of issuance).

Shortly after the issuance of the debentures, the debenture holders exercised the conversion feature and converted all outstanding debentures into
4,852,860 shares of the Company's common stock. The debentures were convertible at the date of issuance. Since the conversion price of the debentures was below the fair market value of the common stock, the Company recorded a $2,655,749 beneficial conversion feature as debt discount and additional paid-in-capital on the date the debentures were issued. The resulting interest expense was immediately recognized because the debentures were convertible upon issuance.

As of December 31, 1999, all debentures had been converted.

7. Related Party Transactions

As of December 31, 1999 Summus holds a 40.7% ownership interest in the Company. The Company's operating and business strategy is dependent on the development of Summus' technology and products under the New Agreements. Summus is developing media compression and delivery software that the Company has rights to use to deliver services to its customers under its various agreements with Summus.

During 1999, Summus has been funding certain expenses of the Company. For the year ended December 31, 1999, Summus paid $154,000 of operating expenses on behalf of the Company. This amount is owed to Summus and is included in Payables to Related Parties in the accompanying balance sheet at December 31, 1999.

Payables to related parties, also includes advances made to the Company  from
a  former  majority  shareholder during 1998 and  1999.   These  amounts  are
unsecured and are payable on demand.

8. Stockholders' Equity

On June 20, 1998, the Company amended its articles of incorporation to increase the number of authorized shares of its $.001 par value common stock to 50,000,000 and to effect a 200 for one stock split thereby increasing its issued and outstanding shares to 1,000,000. The Company has 5,000,000 authorized shares of $.001 par value preferred stock. No preferred shares have ever been issued and outstanding as of December 31, 1999.

During the year ended December 31, 1998 the Company issued 765,000 shares of its stock to employees for services rendered. These shares were valued at $76,500 based on the estimated fair value of the common stock, as determined by a recent sale of the Company's common stock. At that time, the Company's common stock was not publicly traded. During the year ended December 31, 1999, the Company issued 85,500 shares of common stock to employees for services rendered. These shares were valued at $130,814 based on the traded value of the common stock.

During 1998, the Company acquired 38,500 shares of its common stock for $227,619 in cash and currently holds these shares as treasury stock.

In August 1999, the Company issued 795,001 shares of its common stock valued at $1,792,127, along with a cash payment of $102,000, to acquire 1,000,182 shares of common stock, or 19%, of Summus Technologies Inc. The value assigned to these shares was based on the traded value of the Company's common stock. Subsequently, Summus Technologies, Inc. and Summus Ltd. merged. Summus Ltd. was the surviving entity. The Company's ownership in Summus Ltd. after the merger was 16.7% and as of December 31, 1999 was 14.0%. The Company's shares of Summus Ltd. are subject to a shareholder agreement which restricts the Company's ability to transfer or sell its shares without first granting Summus Ltd. the opportunity to purchase them.

In August 1999, former management of the Company entered into a stock subscription agreement with a related party. The agreement provided for the Company to sell 250,000 shares of its common stock for $1.00 per share. Since the subscription price was below the fair market value of the underlying stock on the date of the agreement, $845,000 of expense related to this transaction has been charged to the statement of operations in 1999.

Stock Options

During 1999, the Company granted to certain employees and directors 2,520,000 stock options that had exercise prices below the fair value of the underlying common stock. Compensation expense of $4,717,600 has been recognized based upon the difference between the exercise price and the traded value of the common stock on the date of grant. These options vested immediately upon issuance and 1,825,000 of these options were exercised during 1999. Unexercised options expire between 5 and 10 years from date of grant.

In connection with a 200,000 stock option grant, the optionee received protection from potential dilution resulting from future issuances of the Company's securities, as defined. The maximum number of common shares issuable under this agreement is 400,000.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123; "Accounting for Stock-Based Compensation." As permitted by the provisions of SFAS No. 123, the Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations for its stock-based awards.

A summary of the Company's stock option activity is as follows:

                                                               Weighted
                                                                Average
                                                               Exercise
                                                   Shares        Price
   /
Outstanding - December 31, 1998                             -          $-
Granted                                             2,520,000        1.21
Exercised                                         (1,825,000)        0.06
                                                ------------   ----------
Outstanding - December 31, 1999                       695,000        2.29
                                                =============  ==========

The following table summarizes information about stock options outstanding at December 31, 1999:

                            Options Outstanding
       Range of         Number Outstanding  Weighted Average     Weighted
    Exercise Prices                         Contractual Life     Average
                                                                 Exercise
                                                                  Price

         $.01                       240,000      5 years                $.01
      2.00 - 4.38                   295,000     6.9 years               3.45
     10.00 - 13.00                  160,000      7 years               13.00
                           ----------------
                                    695,000     6.4 years               5.70
                              =============

                                           Options Exercisable
          Range of                    Number             Weighted Average
       Exercise Prices              Exercisable           Exercise Price
            $.01                              240,000                   $.01
         2.00 - 4.38                          165,000                   4.00
        10.00 - 13.00                               -                      -
                                       --------------
                                              405,000                   1.18
                                            =========

In accordance with SFAS 123, the fair value of each option grant was determined by using the Black-Scholes option pricing model with the following weighted average assumptions for the twelve month period ended December 31, 1999: dividend yield of 0%; volatility of 2.054; risk free interest rate of 4.25% and expected option lives of 5 years. The weighted average fair value at the date of grant was $2.29 per option. Had compensation cost for the Company's stock options been determined based on the fair value at the date of grant consistent with the provisions of SFAS 123, the Company's net loss and net loss per share would have been $13.5 million and $.71 for the twelve months ended December 31, 1999.

During August 1999, the Company negotiated and Board of Directors approved the cancellation of 5,161,100 shares of its common stock which were originally issued in connection with the merger between the Company and MWI. This cancellation was a result of MWI ceasing its operations in 1998. Both the majority holder of these shares and the Company agreed that the initial purchase price was over valued and accordingly, the shares were voluntarily returned to the Company and the Company then canceled the shares. Since no value was ascribed to the initial shares issued in connection with the MWI merger, no value was ascribed to the subsequent cancellation. Also during 1999, the Company executed the cancellation of 555,000 shares of its common stock, 530,000 of which were originally issued in 1998 and 25,000 issued in 1999 for services rendered by an employee for a total value of $91,250. During 1999, it was determined that these services had not been performed satisfactorily and therefore the common stock was voluntarily returned to the Company and canceled.

9. Leases

During 1999, the Company established it headquarters in Raleigh, North Carolina and entered into a noncancelable lease for office space and certain office equipment. Rent expense incurred during the twelve months ended December 31, 1999 was approximately $11,375.

The following is a schedule of future minimum lease payments for operating leases :

2000                                                  $32,973
2001                                                   32,973
2002                                                   32,973
2003                                                   32,973
2004                                                   32,973
                                                    ---------
                                                     $164,865
                                                    =========

During  1998,  MWI  leased its office facility and certain  office  equipment
under  noncancelable   operating leases, all which were terminated  in  1998.
Total rent expense incurred in 1998 by MWI was approximately $40,000.

10. Income Taxes

No provision for income taxes has been recorded during the current year due to the Company's significant losses.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                          December 31   December 31
                                              1998          1999
Deferred tax assets:
Net operating loss carryforwards               $29,300      $206,000
Start-up expenses                              134,000       100,500
Related party expenses                         178,000       234,000
Other deductible temporary differences          79,000        79,000
                                           -----------    ----------
Total deferred tax assets                      420,000       619,500
Deferred tax asset valuation allowance       (420,000)     (619,500)
                                          ------------    ----------
Net deferred taxes                                  $-            $-
                                          ============    ==========

Management has determined that a 100% valuation allowance for existing deferred tax assets is appropriate given the uncertainty regarding the ultimate realization of any such assets.

At December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $515,000 for income tax purposes. The tax benefit of these carryforwards are reflected in the above table of deferred tax assets. If not used, these carryforwards begin to expire in 2018 for federal tax purposes and in 2003 for state tax purposes. U. S. tax rules impose limitations on the use of net operating losses following certain changes in ownership. If such a change occurs, the limitation could reduce the amount of these benefits that would be available to offset future taxable income each year, starting with the year of ownership change.

11. Commitments

In December 1999, the Company entered into a consulting agreement whereby the consulting firm received option rights to purchase up to 200,000 shares of the Company's common stock at an exercise price of $10.00 per share. The options vest and become exercisable in increments of 50,000 shares based on the achievement of certain levels of revenue earned by the Company. As of December 31, 1999, no options were vested under this agreement. These options will be accounted for under the provisions of FAS 123.

In October 1999, the Company entered into a consulting agreement whereby the consultant will receive the rights to purchase 2,000 shares of the Company's common stock based on the achievement of revenue, as defined, from a potential customer of the Company and Summus. The Company is also obligated to pay the consultant 4% of all revenue the Company earns from this potential customer. As revenues earned from this potential customer increase, the consultant has the right to proportionally receive more shares based on the higher levels of revenues earned. As of December 31, 1999, no amounts have been earned under this agreement. As the options are granted, they will be accounted for under the provisions of FAS 123.

12. Subsequent Event

In January 2000, a former shareholder of Summus Technologies, Inc. who received 350,000 shares of HSNS common stock and $100,000 in cash in exchange for his shares of Summus Technologies, Inc. stock (see Note 8) has filed a lawsuit against the Company, seeking damages of $13.3 million resulting from the Company's alleged failure to register such shares under the Securities Act of 1933 (the "Act"). Under an agreement between the former shareholder and the Company, the Company is required to issue and include in a registration statement under the Act an additional 25,000 shares of the Company's common stock for each additional month that passes subsequent to the Company's initial deadline date to register the 350,000 shares. Management is attempting to settle this matter out-of-court. The Company as accrued $800,000 for settlement of this matter, representing management's best estimate of the ultimate outcome. However, the ultimate exposure could be more or less, depending on the outcome of settlement discussions, the length of time that passes prior to the effectiveness of a registration statement covering shares of the Company held by the plaintiff and the ultimate value of the Company's shares on the date of settlement. Because the matter is expected to be resolved by issuing additional shares, the ultimate outcome is not expected to have an adverse impact on the Company's liquidity or cash flow.